Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, New York 10119-4015

November 10, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549
Attn:  Kevin Woody, Accounting Branch Chief

Re:	Lexington Realty Trust
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 1, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2010
File No. 1-12386

Dear Mr. Woody:

This letter sets forth the response of Lexington Realty Trust to the Staff’s additional comment letter dated October 25, 2010 in connection with the Staff’s review of Lexington Realty Trust’s Form 10-K for the Fiscal Year ended December 31, 2009 and Definitive Proxy Statement on Schedule 14A.  Capitalized terms used herein and not otherwise defined have the meanings specified in these filings, as applicable.  For your convenience, we have repeated each comment prior to our response.

Form 10-K for the fiscal year ended December 31, 2009

Item 1A. Risk Factors, page 10

1.
We note your response to comment 1 of our letter dated September 10, 2010.  In response to our comment, you reference the risk factor regarding refinancing included on page 12.  We note that this risk factor addresses the general impact of failing to make balloon payments.  We reissue our comment.  We note that two of your properties have been foreclosed on and that another property was lost due to the bankruptcy of your subsidiary.  Please add a risk factor to highlight these actions and the associated risks to your business operations.  For example, please discuss whether these actions have an impact on your ability to obtain additional financing in the future. Confirm that you will include similar disclosure in future filings.

In all future filings to the extent applicable, commencing with our Form 10-Q for the quarter ending September 30, 2010, which was filed on November 5, 2010, we will add the following risk factor:

We face risks associated with returning properties to lenders.

A significant number of our properties are subject to non-recourse mortgages, which generally provide that a lender can only look to the property in the event of a default.   During 2008, a lender foreclosed on a vacant property in Auburn Hills, Michigan, in which we held an interest, because the borrower was unable to pay the required debt service.  During 2009, (1) lenders foreclosed on vacant properties located in Richmond, Virginia and Plymouth, Michigan, in which we had an interest, because the borrowers were unable to pay the required debt service, and (2) a vacant property in Houston, Texas was lost in the bankruptcy of one of our subsidiaries because the subsidiary was unable to pay the required debt service.  As a result, we lost all of our interest in these properties and any future opportunities to re-tenant these properties.  The loss of a significant number of properties to foreclosure or bankruptcy could adversely affect our (1) financial condition and results of operations, (2) relationships with lenders and (3) ability to obtain additional financing in the future.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(8) Fair Value Measurements, page 71

2.
We note your response to prior comment seven from our letter dated September 10, 2010 and reissue the comment in part.  In future filings, please expand your disclosure to elaborate on the income valuation techniques used (including estimated cap rates), discuss the inputs and variability of such inputs and the impacts to fair value, as well as other income or market-based valuation techniques used by management to corroborate such valuations, if applicable.  In addition, please tell us how you intend to comply.

In all future filings to the extent applicable, commencing with our Form 10-Q for the quarter ending September 30, 2010, which was filed on November 5, 2010, we will add the following disclosure:

Lexington estimates the fair value of its real estate assets by using income and market valuation techniques. Lexington may estimate fair values using market information such as broker opinion of value, recent sales data for similar real estate assets or discounted cash flow models, which primarily rely on Level 3 inputs. The cash flow models include estimated cash inflows and outflows over a specified holding period. These cash flows may include contractual rental revenues, projected future rental revenues and expenses and forecasted tenant improvements and lease commissions based upon market conditions determined through discussion with local real estate professionals, experience Lexington has with its other owned properties in such markets and expectations for growth. Capitalization rates and discount rates utilized in these models are estimated by management based upon rates that management believes to be within a reasonable range of current market rates for the respective properties based upon an analysis of factors such as property and tenant quality, geographical location and local supply and demand observations. To the extent Lexington under estimates forecasted cash outflows (tenant improvements, lease commissions and operating costs) or over estimates forecasted cash inflows (rental revenue rates), the estimated fair value of its real estate assets could be overstated.

Fair values cannot be determined with precision, may not be substantiated by comparison to quoted prices in active markets and may not be realized upon sale. Additionally, there are inherent uncertainties in any fair value measurement technique, and changes in the underlying assumptions used, including discount rates, liquidity risks and estimates of future cash flows, could significantly affect the fair value measurement amounts.

Schedule 14A – Definitive Proxy Statement

3.
We note your response to comment 8 of our letter dated September 10, 2010.  In response to our comment, you state that the difference in the amount of compensation awarded to each officer is attributable to differences in the benchmarking data for the positions held by them.  Please disclose, for each officer, the benchmarks and where actual payments fell within targeted parameters.  To the extent actual compensation awarded to a named executive officer was outside a targeted percentile range, include an explanation of the reasons for this.

The following is the benchmarking data and the actual compensation paid for each named executive officer.  Lexington did not establish or identify any targeted parameters or any targeted percentile ranges in its 2009 executive compensation program.

T. Wilson Eglin, President, CEO & COO	Peer Group	25th%-ile	Median	Average	75th%-ile	Actual Compensation

B ase Salary	Competitor	$423,000	$528,000	$569,000	$667,000	$550,000
	Size	$412,000	$460,000	$484,000	$600,000
Total Cash Compensation	Competitor	$1,001,000	$1,266,000	$1,315,000	$1,516,000	$825,000
	Size	$453,000	$943,000	$909,000	$1,073,000
LTI Award Value	Competitor	$446,000	$1,068,000	$1,136,000	$1,571,000	$722,700
	Size	$668,000	$920,000	$1,166,000	$1,504,000
Total Remuneration	Competitor	$1,588,000	$2,364,000	$2,451,000	$3,081,000	$1,547,700
	Size	$1,067,000	$2,034,000	$1,919,000	$2,714,000

Patrick Carroll, EVP, CFO & Treasurer	Peer Group	25th%-ile	Median	Average	75th%-ile	Actual Compensation

Base Salary	Competitor	$279,000	$318,000	$338,000	$363,000	$375,000
	Size	$234,000	$303,000	$296,000	$367,000
Total Cash Compensation	Competitor	$533,000	$664,000	$721,000	$759,000	$562,500
	Size	$415,000	$460,000	$517,000	$644,000
LTI Award Value	Competitor	$145,000	$352,000	$493,000	$730,000	$361,350
	Size	$183,000	$423,000	$479,000	$619,000
Total Remuneration	Competitor	$667,000	$1,029,000	$1,214,000	$1,495,000	$923,850
	Size	$669,000	$1,018,000	$964,000	$1,189,000

E. Robert Roskind, Chairman	Peer Group	25th%-ile	Median	Average	75th%-ile	Actual Compensation

Base Salary	Competitor	$300,000	$300,000	$417,000	$475,000	$450,000
	Size	$314,000	$365,000	$452,000	$517,000
Total Cash Compensation	Competitor	$881,000	$1,100,000	$997,000	$1,165,000	$670,000
	Size	$650,000	$664,000	$986,000	$909,000
LTI Award Value	Competitor	$547,000	$871,000	$790,000	$1,072,000	$438,000
	Size	$224,000	$500,000	$899,000	$1,667,000
Total Remuneration	Competitor	$1,428,000	$1,971,000	$1,787,000	$2,237,000	$1,108,000
	Size	$820,000	$1,188,000	$1,735,000	$2,087,000

Richard J. Rouse, Vice Chairman & CIO	Peer Group	25th%-ile	Median	Average	75th%-ile	Actual Compensation

Base Salary	Competitor	$286,000	$335,000	$407,000	$463,000	$475,000
	Size	$350,000	$362,000	$355,000	$364,000
Total Cash Compensation	Competitor	$530,000	$582,000	$903,000	$1,295,000	$670,000
	Size	$377,000	$483,000	$478,000	$537,000
LTI Award Value	Competitor	$168,000	$386,000	$599,000	$1,075,000	$394,200
	Size	$262,000	$455,000	$560,000	$652,000
Total Remuneration	Competitor	$683,000	$968,000	$1,502,000	$2,370,000	$1,064,200
	Size	$537,000	$846,000	$958,000	$1,252,000

Joseph S. Bonventre, EVP & General Counsel	Peer Group	25th%-ile	Median	Average	75th%-ile	Actual Compensation

Base Salary	Competitor	$235,000	$275,000	$286,000	$325,000	$235,000
	Size	$241,000	$258,000	$281,000	$300,000
Total Cash Compensation	Competitor	$370,000	$486,000	$505,000	$546,000	$352,500
	Size	$321,000	$396,000	$397,000	$506,000
LTI Award Value	Competitor	$112,000	$289,000	$340,000	$465,000	$208,050
	Size	$157,000	$275,000	$385,000	$388,000
Total Remuneration	Competitor	$460,000	$814,000	$845,000	$903,000	$560,550
	Size	$433,000	$633,000	$733,000	$847,000

We disclosed in the Definitive Proxy Statement that the Compensation Committee ‘did not establish formal financial metrics for the 2009 executive compensation program and instead retained full discretion…” due in part “to the continued economic uncertainty and volatility in the capital markets.”  The Definitive Proxy Statement also disclosed that “the Compensation Committee determined that the annual cash incentive awards would not exceed 50% of each named executive officer’s compensation and requested that our Chief Executive Officer recommend the appropriate level for each senior and executive officer in light of the performance of such named executive officer during 2009.”

In addition, the Compensation Committee does not view the demands and profile of the each position as different from every other position and does a subjective analysis to determine the appropriate compensation level for each named executive officer.  As part of this subjective analysis, the Compensation Committee evaluates the experience, tenure with Lexington and performance of the named executive officer.

In future filings, we will disclose that the differences in the amounts of compensation of our named executive officers are attributable to (1) the benchmarking analysis by the independent compensation consultant, which disclosure will include the targeted percentile range, if any, and the reasons, if any, a named executive officer was compensated outside of the range, (2) the demands and profile of each named executive officer position, and (2) the experience, tenure with Lexington and performance of the named executive officer.

We would greatly appreciate your prompt attention in resolving any remaining open issues.  If you have any questions regarding the responses to the Staff’s comments, please call the undersigned at (212) 692-7250.

Sincerely

/s/ Joseph S. Bonventre
Joseph S. Bonventre
General Counsel

cc:      Mark Schonberger, Esq., Paul, Hastings, Janofsky & Walker LLP